UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________________

Form 10-Q

June 30, 2014
☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Quarterly Period Ended June 30, 2014
	OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 000-28820

_____________________________________________

JONES SODA CO.

(Exact name of registrant as specified in its charter)

_____________________________________________

Washington	52-2336602
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1000 First Avenue South, Suite 100
Seattle, Washington	98134
(Address of principal executive offices)	(Zip Code)

_____________________________________________

(206) 624-3357

(Registrant’s telephone number, including area code)

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒     No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒      No ☐



Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

                                                (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐     No ☒

As of August 11, 2014, there were 39,154,962 shares of the registrant's common stock issued and outstanding.

JONES SODA CO.

FORM 10-Q

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2014

EXPLANATORY NOTE

Unless otherwise indicated or the context otherwise requires, all references in this Quarterly Report on Form 10-Q to “we,” “us,” “our,” “Jones,” “Jones Soda,” and the “Company” are to Jones Soda Co., a Washington corporation, and our wholly-owned subsidiaries Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc.

In addition, unless otherwise indicated or the context otherwise requires, all references in this Quarterly Report to “Jones Soda” refer to our premium soda, including Jones® Soda, Jones Zilch® and Jones Stripped™ sold under the trademarked brand name “Jones Soda Co.®”

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. This Quarterly Report on Form 10-Q (Report) contains a number of forward-looking statements that reflect management’s current views and expectations with respect to our business, strategies, products, future results and events, and financial performance. All statements made in this Report other than statements of historical fact, including statements that address operating performance, the economy, events or developments that management expects or anticipates will or may occur in the future, including statements related to case sales, revenues, profitability, distributor channels, new products, adequacy of funds from operations, cash flows and financing, our ability to continue as a going concern, potential strategic transactions, statements regarding future operating results and non-historical information, are forward-looking statements. In particular, the words such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “can,” “plan,” “predict,” “could,” “future,” "continue," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking.

Readers should not place undue reliance on these forward-looking statements, which are based on management’s current expectations and projections about future events, are not guarantees of future performance, are subject to risks, uncertainties and assumptions and apply only as of the date of this Report. Our actual results, performance or achievements could differ materially from historical results as well as from the results expressed in, anticipated or implied by these forward-looking statements. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In particular, our business, including our financial condition and results of operations and our ability to continue as a going concern may be impacted by a number of factors, including, but not limited to, the following:

•	Our ability to successfully execute on our turnaround strategy and our operating plan;
•

Our ability to establish, maintain and expand distribution arrangements with independent distributors, retailers, brokers and national retail accounts, most of whom sell and distribute competing products, and whom we rely upon to employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, on which our business plan and future growth are dependent in part;

•	Our ability to successfully develop and launch new products that match consumer beverage trends;
•	Our ability to increase revenues and achieve case sales goals;
•

Our ability to manage our operating expenses and generate cash flow from operations, or our ability to secure additional financing if our case sales goals take longer to achieve under our operating plan;

•

Our ability to respond to changes in the consumer beverage marketplace, including potential reduced consumer demand due to health concerns (including obesity) and legislative initiatives against sweetened beverages;

•	Our ability to manage our inventory levels and to predict the timing and amount of our sales;
•

Our reliance on third-party contract manufacturers of our products and the geographic locations of their facilities, which could make management of our distribution efforts inefficient or unprofitable;

•

Our ability to secure a continuous supply and availability of raw materials, as well as other factors affecting our supply chain including increases in raw material costs and shortages of glass in the supply chain;

•	High or rising fuel and freight costs may have an adverse impact on our results of operations;
•	Our ability to source our flavors on acceptable terms from our key flavor suppliers;
•

Our ability to attract and retain key personnel, including retaining the services of our CEO, each of which would directly affect our efficiency and operations and could materially impair our ability to execute our Turnaround Plan;

•	Our inability to protect our trademarks and trade secrets, which may prevent us from successfully marketing our products and competing effectively;

•	Our ability to create and maintain brand name recognition and acceptance of our products, which is critical to our success in our competitive, brand-conscious industry;
•	Our ability to maintain brand image and product quality and avoid risks from other product issues such as product recalls;
•	Our ability to compete successfully against much larger, well-funded, established companies currently operating in the beverage industry;
•	Litigation or legal proceedings, which could expose us to significant liabilities and damage our reputation;
•	Our ability to maintain effective disclosure controls and procedures and internal control over financial reporting;
•	Our ability to maintain an effective information technology infrastructure;
•	Dilutive and other adverse effects on our existing shareholders and our stock price arising from future securities issuances;
•

Our ability to access the capital markets for any future equity financing, and any actual or perceived limitations to our common stock by being traded on the OTCQB Marketplace, including the level of trading activity, volatility or market liquidity;

•	Regional, national or global economic conditions that may adversely impact our business and results of operations; and
•	Our ability to comply with the many regulations to which our business is subject.

For a discussion of some of the factors that may affect our business, results and prospects, see “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 31, 2014. Readers are also urged to carefully review and consider the various disclosures made by us in this Report and in our other reports we file with the Securities and Exchange Commission, including our periodic reports on Forms 10-Q and current reports on Form 8-K, and those described from time to time in our press releases and other communications, which attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

PART 1 – FINANCIAL INFORMATION

ITEM 1.FINANCIAL STATEMENTS

JONES SODA CO.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2014	December 31, 2013
	(Unaudited)
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$519	$1,464
Accounts receivable, net of allowance of $48 and $42	2,648	1,034
Inventory	3,420	2,315
Prepaid expenses and other current assets	185	410
Total current assets	6,772	5,223
Fixed assets, net of accumulated depreciation of $1,245 and $1,194	126	232
Other assets	36	59
Total assets	$6,934	$5,514
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,036	$871
Accrued expenses	776	892
Taxes payable	17	37
Other current liabilities	50	48
Total current liabilities	3,879	1,848
Long-term liabilities — other	381	406
Shareholders’ equity:
Common stock, no par value:
Authorized — 100,000,000; issued and outstanding shares — 39,134,582 and 38,710,416 shares, respectively	53,117	52,981
Additional paid-in capital	8,128	7,941
Accumulated other comprehensive income	413	355
Accumulated deficit	(58,984)	(58,017)
Total shareholders’ equity	2,674	3,260
Total liabilities and shareholders’ equity	$6,934	$5,514

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

	(In thousands, except share data)
Revenue	$3,879	$4,287	$6,769	$7,383
Cost of goods sold	3,007	3,053	5,204	5,389
Gross profit	872	1,234	1,565	1,994
Operating expenses:
Selling and marketing	591	625	1,089	1,098
General and administrative	683	690	1,388	1,365
	1,274	1,315	2,477	2,463
Loss from operations	(402)	(81)	(912)	(469)
Other income (expense), net	3	(9)	(8)	4
Loss before income taxes	(399)	(90)	(920)	(465)
Income tax expense, net	(30)	(5)	(48)	(29)
Net loss	$(429)	$(95)	$(968)	$(494)

Net loss per share - basic and diluted	$(0.01)	$0.00	$(0.02)	$(0.01)
Weighted average basic and diluted common shares outstanding	39,078,592	38,530,416	38,894,504	38,530,416

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

	(In thousands)
Net loss	$(429)	$(95)	$(968)	$(494)
Other comprehensive income (loss):
Foreign currency translation adjustment	89	(44)	60	(75)
Total comprehensive loss	$(340)	$(139)	$(908)	$(569)

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30,
	2014	2013

	(In thousands)
OPERATING ACTIVITIES:
Net loss	$(968)	$(494)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	105	118
Stock-based compensation	187	147
Change in allowance for doubtful accounts	6	(38)
Gain on sale of fixed asset	—	(6)
Changes in operating assets and liabilities:
Accounts receivable	(1,582)	(70)
Inventory	(1,102)	(601)
Prepaid expenses and other current assets	226	85
Other assets	22	20
Accounts payable	2,163	708
Accrued expenses	(119)	(153)
Taxes payable	(19)	(23)
Deferred rent	2	—
Other liabilities	(19)	(14)
Net cash used in operating activities	(1,098)	(321)
INVESTING ACTIVITIES:
Sale of fixed assets	1	38
Net cash provided by investing activities	1	38
FINANCING ACTIVITIES:
Proceeds from exercise of stock options	136	—
Payment of capital lease obligations	(6)	(47)
Net cash provided (used) by financing activities	130	(47)
Net decrease in cash and cash equivalents	(967)	(330)
Effect of exchange rate changes on cash	22	4
Cash and cash equivalents, beginning of period	1,464	1,654
Cash and cash equivalents, end of period	$519	$1,328
Supplemental disclosure:
Cash paid during period for:
Interest	$(1)	$7
Income taxes	-	32

See accompanying notes to condensed consolidated financial statements.

JONES SODA CO.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.	Nature of Operations and Summary of Significant Accounting Policies

Jones Soda Co. develops, produces, markets and distributes premium beverages which we sell and distribute primarily in North America through our network of independent distributors located throughout the U.S. and Canada and directly to our national and regional retail accounts. We also sell products in select international markets.

We are a Washington corporation and have two operating subsidiaries, Jones Soda Co. (USA) Inc. and Jones Soda (Canada) Inc. (Subsidiaries).

Basis of presentation and consolidation

The accompanying condensed consolidated balance sheet as of December 31, 2013, which has been derived from audited consolidated financial statements, and unaudited interim condensed consolidated financial statements as of June 30, 2014, have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and the Securities and Exchange Commission (SEC) rules and regulations applicable to interim financial reporting. The condensed consolidated financial statements include our accounts and accounts of our wholly owned subsidiaries. All intercompany transactions between us and our subsidiaries have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all material adjustments, consisting only of those of a normal recurring nature, considered necessary for a fair presentation of our financial position, results of operations and cash flows at the dates and for the periods presented. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”).  ASU 2014-09 is intended to improve the financial reporting requirements for revenue from contracts with customers by providing a principle based approach.  The core principal of the standard is that revenue should be recognized when the transfer of promised goods or services is made in an amount that the entity expects to be entitled to in exchange for the transfer of goods and services.  ASU 2014-09 also requires disclosures enabling users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  This standard will be effective for financial statements issued by public companies for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted.  The Company is currently evaluating the potential impact of ASU 2014-09 on the consolidated financial statements.

Use of estimates

The preparation of the condensed consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include, but are not limited to, inventory valuation, depreciable lives and valuation of capital assets, valuation allowances for receivables, trade promotion liabilities, stock-based compensation expense, valuation allowance for deferred income tax assets, contingencies, and forecasts supporting the going concern assumption and related disclosures. Actual results could differ from those estimates.

Liquidity

As of June 30, 2014, we had cash and cash-equivalents of approximately  $519,000 and working capital of $2.9 million. Cash used in operations during the six months ended June 30, 2014 totaled  $1.1 million compared to $321,000 for the same period a year ago. The increase in cash used in operations compared to the same period a year ago is primarily driven by the ramping up of production to meet increased summer sales volume compared to the prior year period. In addition, our cash flows vary throughout the year based on seasonality. We traditionally use more cash in the first half of the year as we build inventory to support our historically seasonally-stronger shipping months of April through September. We incurred a net loss of  $429,000 for the three months ended June 30, 2014.

As of the date of this Report, we believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs through December 31, 2014. Additionally, our Loan Facility (described below), is available for our working capital needs. Beginning in 2012, we made significant reductions in operating expenses and personnel, primarily in the second half of 2012, to better align our operations with available capital and slow our cash used in operations. We have continued at these reduced operating expense levels and anticipate a similar overhead structure this year. We believe that these cost controls and realigned expenses are strategically important to further the Company's long-term viability.

We have a revolving secured credit facility (Loan Facility) with BFI Business Finance (BFI). The Loan Facility allows us to borrow a maximum aggregate amount of up to $2.0 million based on eligible accounts receivable and inventory. As of June 30, 2014, our eligible borrowing base was approximately $1.3 million. (The Loan Facility is described in Note 3 in this Report.) We may use the Loan Facility for our working capital needs. Subsequent to June 30, 2014, we made initial draws on our Loan Facility, which is discussed further in Note 3.

On April 1, 2014, we received $124,000 in cash from the exercise by several of our directors and officers of stock options for a total of 385,833 shares of common stock. We may receive additional cash through the exercise of stock options or warrants in the future. However, we cannot predict the timing or amount of cash proceeds we may receive from exercise, if at all, of any of the outstanding stock options or warrants.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our case sales goals and otherwise successfully execute our operating plan. We believe it is imperative to meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible.

The uncertainties relating to our ability to successfully execute on our operating plan and the performance of our business, combined with the difficult financing environment, continue to raise substantial doubt about our ability to continue as a going concern. Our financial statements for the periods presented were prepared assuming we would continue as a going concern, which contemplates that we will continue in operation for the foreseeable future and will be able to realize assets and settle liabilities and commitments in the normal course of business. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that could result should we be unable to continue as a going concern.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

2. Inventory

Inventory consisted of the following (in thousands):

	June 30, 2014	December 31, 2013
Finished goods	$2,694	$1,455
Raw materials	726	860
	$3,420	$2,315

Finished goods primarily include product ready for shipment, as well as promotional merchandise held for sale. Raw materials primarily include ingredients, concentrate and packaging.

3. Line of Credit

On December 27, 2013, we entered into a revolving secured Loan Facility with BFI, pursuant to which we, through our Subsidiaries, may borrow a maximum aggregate amount of up to $2.0 million, subject to satisfaction of certain conditions.

Under this Loan Facility, we may periodically request advances equal to the lesser of: (a) $2.0 million, or (b) the Borrowing Base which is the sum of and in the following priority (i) 85% of eligible U.S. accounts receivable, plus (ii) 35% of finished goods inventory not to exceed $300,000, plus (iii) 50% of eligible Canadian accounts receivable not to exceed $300,000, subject to any reserve amount established by BFI. As of June 30, 2014, our eligible borrowing base was approximately $1.3 million. Advances under the Loan Facility bear interest at the prime rate plus 2%, where prime may not be less 4%, and a monthly loan fee of 0.15% will be payable to BFI monthly on the daily loan balance. The Loan Facility has an initial term of one year which automatically extends for successive one year terms unless either party gives at least 30 days' prior written notice of its intent to terminate the Loan Facility at the end of the then current term, with an annual fee of $15,000. BFI has the right to terminate the Loan Facility upon 120 days’ prior written notice. All present and future obligations of the Subsidiaries arising under the Loan Facility are guaranteed by the Company and are secured by a first priority security interest in all of the assets of the Company and the Subsidiaries. The Loan Facility contains customary representations and warranties as well as affirmative and negative covenants. As of June 30, 2014, we were in compliance with all debt covenants and had not borrowed on this Loan Facility.

Subsequent to June 30, 2014, we made an initial draw on this Loan Facility in the amount of $744,000 on July 1, 2014.  The balance of the Loan Facility fluctuates daily due to pay downs based on cash receipts generated from sales and increases from additional draws. As of August 6, 2014, the balance on the Loan Facility was $284,000.

4.  Warrants

In February 2012 as part of our registered offering, we sold and issued Warrants for the purchase of up to 3,207,500 shares of common stock. Each Warrant has an exercise price of $0.70 per share, for total potential proceeds to us of up to $2,245,250 if all of the Warrants are exercised in full for cash. The Warrants are exercisable for cash or, solely in the absence of an effective registration statement, by cashless exercise. The exercise price of the Warrants is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions, and also upon any distributions to Company shareholders, business combinations, sale of substantially all assets and other fundamental transactions. The exercise of the Warrants is subject to certain beneficial ownership and other limitations set forth in the Warrants. The term of the Warrants expire on August 6, 2017.  Any remaining Warrants that are outstanding on August 6, 2017, the expiration date, will automatically be exercised at that time by cashless exercise.

As of June 30, 2014,  3,057,500 of the Warrants remain outstanding and Warrants for 150,000 shares were previously exercised for cash. No Warrants were exercised during the six months ended June 30, 2014 or 2013.

5.Shareholders’ Equity

Under the terms of our 2011 Incentive Plan (Plan), the number of shares authorized under the Plan may be increased each January 1st by an amount equal to the least of (a) 1,300,000 shares, (b) 4.0% of our outstanding common stock as of the end of our immediately preceding fiscal year, and (c) a lesser amount determined by the Board of Directors (the Board), provided that the number of shares that may be granted pursuant to awards in a single year may not exceed 10% of our outstanding shares of common stock on a fully diluted basis as of the end of the immediately preceding fiscal year. Effective January 1, 2014, the total number of shares of common stock authorized under the Plan increased to 6,884,032 shares.

Under the terms of the Plan, the Board may grant awards to employees, officers, directors, consultants, agents, advisors and independent contractors. Awards may consist of stock options, stock appreciation rights, stock awards, restricted stock, stock units, performance awards or other stock or cash-based awards. Stock options are granted at the closing price of our stock on the date of grant, and generally have a ten-year term and vest over a period of 48 months with the first 25.0% cliff vesting one year from the grant date and monthly thereafter. As of June 30, 2014, there were 2,694,683 shares of unissued common stock authorized and available for future awards under the Plan.

(a)	Stock options:

A summary of our stock option activity is as follows:

	Outstanding Options
	Number of Shares	Weighted Average Exercise Price
Balance at January 1, 2014	4,227,820	$0.44
Options granted	555,000	0.44
Options exercised	(424,166)	0.32
Options cancelled/expired	(126,563)	0.36
Balance at June 30, 2014	4,232,091	$0.46
Exercisable, June 30, 2014	2,607,656	$0.47
Vested and expected to vest	4,040,776	$0.46

 (b) Stock-based compensation expense:

Stock-based compensation expense is recognized using the straight-line attribution method over the employees’ requisite service period. We recognize compensation expense for only the portion of stock options or restricted stock expected to vest. Therefore, we apply estimated forfeiture rates that are derived from historical employee termination behavior. If the actual number of forfeitures differs from those estimated by management, additional adjustments to stock-based compensation expense may be required in future periods.

At June 30, 2014, we had unrecognized compensation expense related to stock options of $225,400 to be recognized over a weighted-average period of 2.2 years. At June 30, 2014, all prior awards of restricted stock had vested, and we had no unrecognized compensation expense related to non-vested restricted stock.

The following table summarizes the stock-based compensation expense (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Type of awards:
Stock options	$100	$79	$187	$144
Restricted stock	—	—	—	3
	$100	$79	$187	$147
Income statement account:
Selling and marketing	$8	$21	$18	$32
General and administrative	92	58	169	115
	$100	$79	$187	$147

We employ the following key weighted-average assumptions in determining the fair value of stock options, using the Black-Scholes option pricing model and the simplified method to estimate the expected term of “plain vanilla” options:

	Six months ended June 30,
	2014		2013
Expected dividend yield	—		—
Expected stock price volatility	101.6%		107.6%
Risk-free interest rate	1.8%		1.0%
Expected term (in years)	5.5	years	5.8	years
Weighted-average grant date fair-value	$0.34		$0.22

During the six months ended June 30, 2014, no modifications were made to outstanding stock options.

The aggregate intrinsic value of stock options outstanding at June 30, 2014 and 2013 was $612,300 and $756,300 and for options exercisable was $260,000 and $384,800, respectively. Additionally, the aggregate intrinsic value of options exercised during the six months ended June 30, 2014 and 2013 was $51,000 and $0, respectively. The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date less the exercise price of the option. There was no intrinsic value of restricted stock vested during the three and six months ended June 30, 2014 and 2013.

6. Segment Information

We have one operating segment with operations primarily in the United States and Canada. Sales are assigned to geographic locations based on the location of customers. Geographic is as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
Revenue:
United States	$2,494	$2,834	$4,693	$5,129
Canada	1,382	1,404	1,974	2,174
Other countries	3	49	102	80
Total revenue	$3,879	$4,287	$6,769	$7,383

During each of the three months ended June 30, 2014 and 2013, three of our customers represented approximately 37% of revenue. During the six months ended June 30, 2014 and 2013, three of our customers represented approximately 33%  and 36%, respectively, of revenue.

7. Subsequent Events

In July 2014, we made an initial draw on our Loan Facility in the amount of $744,000, as described in Note 3. The balance of the Loan Facility fluctuates daily due to pay downs based on cash receipts generated from sales and increases from additional draws. As of August 6, 2014, the balance on the Loan Facility was $284,000.

ITEM 2.MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Report and the 2013 audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission (SEC) on March 31, 2014.

This Report contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “believe,” “expect,” “intend,” “anticipate,” “estimate,” “may,” “will,” “can,” “plan,” “predict,” “could,” “future,” “continue,” variations of such words, and similar expressions. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined at the beginning of this report under “Cautionary Notice Regarding Forward-Looking Statements” and in Item 1A of our most recent Annual Report on Form 10-K filed with the SEC. These factors may cause our actual results to differ materially from any forward-looking statements. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

We develop, produce, market and distribute premium beverages which we sell and distribute primarily in North America through our network of independent distributors located throughout the United States and Canada and directly to our national and regional retail accounts. We also sell products in select international markets.  Our products are sold primarily in grocery stores, convenience and gas stores, “up and down the street” in independent accounts such as delicatessens and sandwich shops, as well as through our national accounts with several large retailers. We refer to our network of independent distributors as our direct store delivery (DSD) channel, and we refer to our national and regional accounts who receive shipments directly from us as our direct to retail (DTR) channel. We do not directly manufacture our products but instead outsource the manufacturing process to third-party contract manufacturers. We also sell various products online, including soda with customized labels, wearables, candy and other items, and we license our trademarks for use on products sold by other manufacturers.

Turnaround Plan

Since the second half of 2012, under the leadership of Jennifer Cue, our Chief Executive Officer, we developed and implemented a comprehensive turnaround strategy geared to returning the Company to future profitable operations. We have achieved significant reductions in our operating expenses over this long-term period and are now shifting the Company’s focus towards revenue growth and profitability.

Key components of this next phase of the turnaround strategy are the foundation of our focus on top-line growth:

•	Utilize the strategic distribution improvements implemented across North America and direct resources to support our distributor network through promotion allowances at retail;
•	Increase the focus on international expansion;
•	Launch nationwide Jones Stripped, our natural line, made with only 8 grams of sugar, containing 30 calories and no artificial preservatives colors or sweeteners;
•	Build upon partnerships with major retail chains in innovative ways, while continuing to build our base of independent accounts;
•	Deploy grass roots marketing campaigns to drive sales growth organically while reinvigorating the Jones Soda brand through initiatives that are highly creative, unique and fun for our consumers; and
•	Continue to develop and market lower calorie, yet full flavor and good tasting products to answer the growing demand for more healthful beverage options.

Results of Operations

The following selected financial and operating data are derived from our condensed consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed consolidated financial statements.

	Three months ended June 30,				Six months ended June 30,
	2014	% of Revenue	2013	% of Revenue	2014	% of Revenue	2013	% of Revenue

Consolidated statements of operations data:	(Dollars in thousands, except per share data)
Revenue	$3,879	100.0%	$4,287	100.0%	$6,769	100.0%	$7,383	100.0%
Cost of goods sold	(3,007)	(77.5)%	(3,053)	(71.2)%	(5,204)	(76.9)%	(5,389)	(73.0)%
Gross profit	872	22.5%	1,234	28.8%	1,565	23.1%	1,994	27.0%
Selling and marketing expenses	(591)	(15.2)%	(625)	(14.6)%	(1,089)	(16.1)%	(1,098)	(14.9)%
General and administrative expenses	(683)	(17.6)%	(690)	(16.1)%	(1,388)	(20.5)%	(1,365)	(18.5)%
Loss from operations	(402)	(10.4)%	(81)	(1.9)%	(912)	(13.5)%	(469)	(6.4)%
Other income (expense), net	3	0.1%	(9)	(0.2)%	(8)	(0.1)%	4	0.1%
Loss before income taxes	(399)	(10.3)%	(90)	(2.1)%	(920)	(13.6)%	(465)	(6.3)%
Income tax expense, net	(30)	(0.8)%	(5)	(0.1)%	(48)	(0.7)%	(29)	(0.4)%
Net loss	(429)	(11.1)%	(95)	(2.2)%	(968)	(14.3)%	(494)	(6.7)%
Basic and diluted net loss per share	$(0.01)		$0.00		$(0.02)		$(0.01)

					As of
					June 30, 2014		December 31, 2013
Balance sheet data:					(Dollars in thousands)
Cash and cash equivalents and accounts receivable, net					$3,167		$2,498
Fixed assets, net					126		232
Total assets					6,934		5,514
Long-term liabilities					381		406
Working capital					2,893		3,375

	Three months ended June 30,				Six months ended June 30,
	2014		2013		2014		2013
Case sale data (288-ounce equivalent):
Finished product cases	278,000		306,000		491,000		531,000

Quarter Ended June 30, 2014 Compared to Quarter Ended June 30, 2013

Revenue

For the quarter ended June 30, 2014, revenue was approximately $3.9 million, a decrease of  $400,000, or 9.5% from  $4.3 million in revenue for the quarter ended June 30, 2013. The decrease in revenue was primarily due to key distributor transitions in certain regions implemented during the quarter, which contributed to the decline in case sales of 9.2%.

For the quarter ended June 30, 2014,  trade spend and promotion allowances, which offset revenue, totaled  $459,000, a decrease of  $13,000 or 2.8%, from  $472,000 in 2013 primarily due to the decline in sales offset by trade spend to incentivize new distributors to open new accounts for the Jones product line.

Gross Profit

For the quarter ended June 30, 2014, gross profit decreased by approximately  $362,000 or 29.3%, to $872,000 compared to $1.2 million for the quarter ended June 30, 2013 due to the case sales decrease noted above combined with higher costs of commodity glass and special packaging for a major retail chain. For the quarter ended June 30, 2014, gross margin decreased to 22.5% from 28.8% for the quarter ended June 30, 2013.

Selling and Marketing Expenses

Selling and marketing expenses for the quarter ended June 30, 2014 were approximately $591,000, a decrease of $34,000, or 5.4%, from $625,000 for the quarter ended June 30, 2013. Selling and marketing expenses as a percentage of revenue increased to 15.2% for the quarter ended June 30, 2014, from 14.6% in 2013. We will continue to balance selling and marketing expenses with our working capital resources.

General and Administrative Expenses

General and administrative expenses for the quarter ended June 30, 2014 were  $683,000, a slight decrease of  $7,000 or 1.0%, compared to $690,000 for the quarter ended June 30, 2013. General and administrative expenses as a percentage of revenue increased to 17.6% for the quarter ended June 30, 2014 from 16.1% in 2013. We will continue to balance general and administrative expenses with our working capital resources.

Income Tax Expense

We had income tax expense of $30,000 for the quarter ended June 30, 2014, compared to $5,000 for the quarter ended June 30, 2013, primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net Loss

Net loss for the quarter ended June 30, 2014 increased to  $429,000 from a net loss of  $95,000 for the quarter ended June 30, 2013 due to the decline in our gross profit discussed above.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Revenue

For the six months ended June 30, 2014, revenue was approximately $6.8 million, a decrease of $600,000, or 8.3% from $7.4 million in revenue for the six months ended June 30, 2013. The decrease in revenue was primarily due to adverse winter weather in several markets in the first quarter and key distributor transitions in certain regions implemented during the second quarter, which contributed to the decline in case sales of 7.5%.

For the six months ended June 30, 2014, trade spend and promotion allowances, which offset revenue, totaled $740,000, a decrease of $126,000 or 14.5%, from $866,000, in 2013 primarily due to the decline in sales and the timing of promotional programming.

Gross Profit

For the six months ended June 30, 2014, gross profit decreased by approximately $429,000 or 21.5%, to $1.6 million compared to $2.0 million for the six months ended June 30, 2013 due to the case sales decrease noted above combined with higher costs of commodity glass and special packaging for a major retail chain. For the six months ended June 30, 2014, gross margin decreased to 23.1% from 27.0% for the six months ended June 30, 2013.

Selling and Marketing Expenses

Selling and marketing expenses for the six months ended June 30, 2014 were approximately $1.1 million, a slight decrease of $9,000,  or 0.8%, from $1.1 million for the six months ended June 30, 2013. Selling and marketing expenses as a percentage of revenue increased to 16.1% for the six months ended June 30, 2014, from 14.9% in 2013. We will continue to balance selling and marketing expenses with our working capital resources.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2014 were $1.4 million a slight increase of $23,000 or 1.7%, compared to $1.4 million for the six months ended June 30, 2013 due primarily to a favorable adjustment to the allowance for bad debt recognized in the prior year period. General and administrative expenses as a percentage of revenue increased to 20.5% for the six months ended June 30, 2014 from 18.5% in 2013. We will continue to balance general and administrative expenses with our working capital resources.

Income Tax Expense

We had income tax expense of $48,000 for the six months ended June 30, 2014, compared to $29,000 for the six months ended June 30, 2013, primarily related to the tax provision on income from our Canadian operations. We have not recorded any tax benefit for the loss in our U.S. operations as we have recorded a full valuation allowance on our U.S. net deferred tax assets. We expect to continue to record a full valuation allowance on our U.S. net deferred tax assets until we sustain an appropriate level of taxable income through improved U.S. operations. Our effective tax rate is based on recurring factors, including the forecasted mix of income before taxes in various jurisdictions, estimated permanent differences and the recording of a full valuation allowance on our U.S. net deferred tax assets.

Net Loss

Net loss for the six months ended June 30, 2014 increased to $1.0 million from a net loss of $494,000 for the six months ended June 30, 2013 primarily due to the decline in our gross profit discussed above.

Liquidity and Capital Resources

As of June 30, 2014, we had cash and cash-equivalents of approximately $519,000 and working capital of $2.9 million. Cash used in operations during the six months ended June 30, 2014 totaled $1.1 million compared to $321,000 for the same period a year ago. The increase in cash used in operations compared to the same period a year ago is primarily driven by the ramping up of production to meet increased summer sales volume compared to the prior year period. In addition, our cash flows vary throughout the year based on seasonality. We traditionally use more cash in the first half of the year as we build inventory to support our historically seasonally-stronger shipping months of April through September. We incurred a net loss of $429,000 for the quarter ended June 30, 2014.

As of the date of this Report, we believe that our current cash and cash equivalents will be sufficient to meet our anticipated cash needs through December 31, 2014. Additionally, our Loan Facility (described below), is available for our working capital needs. Beginning in 2012, we made significant reductions in operating expenses and personnel, primarily in the second half of 2012, to better align our operations with available capital and slow our cash used in operations. We have continued at these reduced operating expense levels and anticipate a similar overhead structure this year. We believe that these cost controls and realigned expenses are strategically important to further the Company's long-term viability.

We have a revolving secured credit facility (Loan Facility) with BFI Business Finance (BFI). The Loan Facility allows us to borrow a maximum aggregate amount of up to $2.0 million based on eligible accounts receivable and inventory. As of June 30, 2014, our eligible borrowing base was approximately $1.3 million. (The Loan Facility is described in Note 3 in this Report.) We may use the Loan Facility for our working capital needs. Subsequent to June 30, 2014, we made initial draws on our Loan Facility, which is discussed further in Note 3.

On April 1, 2014, we received $124,000 in cash from the exercise by several of our directors and officers of stock options for a total of 385,833 shares of common stock, as described in Note 1. We may receive additional cash through the exercise of stock options or warrants in the future. However, we cannot predict the timing or amount of cash proceeds we may receive from exercise, if at all, of any of the outstanding stock options or warrants.

We may require additional financing to support our working capital needs in the future. The amount of additional capital we may require, the timing of our capital needs and the availability of financing to fund those needs will depend on a number of factors, including our strategic initiatives and operating plans, the performance of our business and the market conditions for debt or equity financing. Additionally, the amount of capital required will depend on our ability to meet our case sales goals and otherwise successfully execute our operating plan. We believe it is imperative to meet these sales objectives in order to lessen our reliance on external financing in the future. We intend to continually monitor and adjust our business plan as necessary to respond to developments in our business, our markets and the broader economy. Although we believe various debt and equity financing alternatives will be available to us to support our working capital needs, financing arrangements on acceptable terms may not be available to us when needed. Additionally, these alternatives may require significant cash payments for interest and other costs or could be highly dilutive to our existing shareholders. Any such financing alternatives may not provide us with sufficient funds to meet our long-term capital requirements. If necessary, we may explore strategic transactions that we consider to be in the best interest of the Company and our shareholders, which may include, without limitation, public or private offerings of debt or equity securities, a rights offering, and other strategic alternatives; however, these options may not ultimately be available or feasible.

The uncertainties relating to our ability to successfully execute on our operating plan and the performance of our business, combined with the difficult financing environment, continue to raise substantial doubt about our ability to continue as a going concern. Our financial statements for the periods presented were prepared assuming we would continue as a going concern, which contemplates that we will continue in operation for the foreseeable future and will be able to realize assets and settle liabilities and commitments in the normal course of business. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that could result should we be unable to continue as a going concern.

Seasonality

Our sales are seasonal and we experience fluctuations in quarterly results as a result of many factors. We historically have generated a greater percentage of our revenues during the warm weather months of April through September. Timing of customer purchases will vary each year and sales can be expected to shift from one quarter to another. As a result, management believes that period-to-period comparisons of results of operations are not necessarily meaningful and should not be relied upon as any indication of future performance or results expected for the fiscal year.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

See the information concerning our critical accounting policies included under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Securities Exchange Commission on March 31, 2014. There have been no material changes in our critical accounting policies during the three months ended June 30, 2014.

ITEM 4. CONTROLS AND PROCEDURES.

Procedures

(a) Evaluation of disclosure controls and procedures

We maintain disclosure controls and procedures (as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended). Management, under the supervision and with the participation of our Chief Executive Officer and our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of  June 30, 2014. Based on that evaluation, our Chief Executive Officer and Principal Financial Officer concluded that these disclosure controls and procedures were effective as of  June 30, 2014.

(b) Changes in internal controls

There were no changes in our internal control over financial reporting during the three months ended  June 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

ITEM 6.EXHIBITS

31.1	Certification by Jennifer L. Cue, Chief Executive Officer, pursuant to Rule 13a-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)
31.2	Certification by Mark J. Miyata, Vice President of Finance, pursuant to Rule 13a-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)
32.1

Certification by Jennifer L. Cue, Chief Executive Officer and Mark J. Miyata, Vice President of Finance, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith.)

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

______________________________________

*   Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

August 12, 2014

JONES SODA CO.
By:	/s/ Jennifer L. Cue
Jennifer L. Cue
Chief Executive Officer

By:	/s/ Mark J. Miyata
Mark J. Miyata
Vice President of Finance